                        [1%] STEP-UP DEATH BENEFIT RIDER
                                 ("this Rider")

[1%] STEP-UP DEATH BENEFIT FOR A VARIABLE ANNUITY

This Rider is part of the Contract to which it is attached. This Rider is effective if selected by the Owner. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider will terminate on the earlier of the Annuity Commencement Date or the Valuation Date LNL receives Notice to change the Death Benefit to a Death Benefit Option with a lower charge.

The following provision replaces Section 6.01 Determination of Amounts.

The [1%] Step-Up Death Benefit is equal to the greatest of:

     a. The Contract Value on the Valuation Date the Death Benefit is approved by the LNL Home Office for payment.

     b. The sum of all [Net] Purchase Payments minus all death benefit reductions. Each death benefit reduction of [Net] Purchase Payments will be in proportion to the amount withdrawn.

     c. The highest Contract Value on the Contract Date or [every 10/th/] Contract Date anniversary (determined before the allocation of any [Net] Purchase Payments on that Contract Date anniversary) prior to the [70/th/] birthday of the deceased Owner or Annuitant and prior to the date of death of the Owner or Annuitant for whom a death claim is approved by the LNL Home Office for payment. The highest Contract Value is adjusted for certain transactions. It is increased by [Net] Purchase Payments made on or after that Contract Date anniversary on which the highest Contract Value is obtained. It is decreased by all death benefit reductions incurred on or after the Contract Date anniversary on which the highest Contract Value is obtained. Each death benefit reduction of the highest Contract Value will be in proportion to the amount withdrawn.

     d. The accumulation of all [Net] Purchase Payments minus the accumulation of all death benefit reductions; where each [Net] Purchase Payment and death benefit reduction will be accumulated daily at an annual rate of [1%] from the date of the [Net] Purchase Payment or death benefit reduction until the earlier of the date of death of the deceased Owner or Annuitant or the Contract Date anniversary immediately preceding the [70/th/] birthday of the deceased Owner or Annuitant, except that the accumulation of a [Net] Purchase Payment or death benefit reduction will not exceed [100%] of that [Net] Purchase Payment or death benefit reduction. Each death benefit reduction of the accumulation of [Net] Purchase Payments will be in proportion to the amount withdrawn.

Any withdrawal from the Contract will result in a death benefit reduction. For purposes of determining a death benefit reduction, a withdrawal is any amount that the Owner requests to be withdrawn (including any applicable charges), any amount partially annuitized and any amount deducted for premium tax, if any. Cumulative amounts withdrawn include any current withdrawal from the Contract.

If the Owner is a corporation or other non-individual (non-natural person) and there are Joint Annuitants, upon the death of the first Joint Annuitant to die, if the Contract is continued, the excess, if any, of the Death Benefit over the current Contract Value as of the date on which the death claim is approved by LNL for payment will be credited into the Contract. This excess will only be credited one time for each Contract.

If at any time the [Owner] [or] [Annuitant] named on this Contract is changed, except on the death of the prior [Owner] [or] [Annuitant], the Death Benefit for the new [Owner] [or] [Annuitant] will be the [Contract Value] as of the Valuation Date the death claim for the new [Owner] [or] [Annuitant] is approved by the LNL Home Office for payment.

Form 32150-A 5/03

Other Death Benefit requirements may apply as shown on the Contract Specifications.

                   The Lincoln National Life Insurance Company


                   /s/ Mark E. Reynolds

                       Mark E. Reynolds
                       SVP & Chief Administration Officer